UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                Putnam New York Investment Grade Municipal Trust
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    746921105
                                 (CUSIP Number)

                             Stephen C. Miller, Esq.
                            Joel L. Terwilliger, Esq.
                           2344 Spruce Street, Suite A
                             Boulder, Colorado 80302
                                 (303) 442-2156
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 26, 2007
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746921105
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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Mildred B. Horejsi Trust

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2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

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3. SEC Use Only

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4. Source of Funds (See Instructions) WC OO

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e)

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6. Citizenship or Place of Organization Alaska

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Number of         7.       Sole Voting Power         531,263
Shares Bene-
ficially Owned    8.       Shared Voting Power       0
by Each
Reporting         9.       Sole Dispositive Power    531,263
Person With
                  10.      Shared Dispositive Power  0

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person     531,263

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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13. Percent of Class Reported by Amount in Row (11)            19.10%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)    OO

CUSIP No. 746921105

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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Stewart R. Horejsi

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) Not applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization United States

--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power         0
Shares Bene-
ficially Owned    8.       Shared Voting Power       0
by Each
Reporting         9.       Sole Dispositive Power    0
Person With
                  10.      Shared Dispositive Power  0

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person           0

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Reported by Amount in Row (11)               0%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) IN

                  Amendment No. 1 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock (the "Shares") of Putnam New York Investment Grade Municipal Trust, a Massachusetts business trust (the "Company"). Items 4, 6 and 7 of this statement, previously filed by (i) the Mildred B. Horejsi Trust (the "Mildred Trust"), as the direct beneficial owner of Shares and (ii) by virtue of certain relationships described in this statement, by Stewart R. Horejsi, are hereby amended as set forth below.

Item 4. Purpose of Transaction

     No change except for the addition of the following:

     The Mildred Trust originally acquired Shares for the purpose of acquiring an equity ownership of the Company and asserting control of the Company. However, on March 19, 2007, the trustees of the Putnam California Investment Grade Municipal Trust ("PCA"), took steps to liquidate PCA, without a shareholder vote, in response to the Mildred Trust's tender offer to acquire all of the outstanding shares of PCA at a price of $15 per share. The PCA trustees stated that they took this approach in light of the fact that approximately 20% of PCA's shares had been tendered to the Mildred Trust in response to the tender offer and PCA's trustees concluded that approval of their plan to merge PCA into an open-end Putnam fund would not be approved in light of the Mildred Trust's opposition to the proposed merger. On March 21, 2007, the Mildred Trust sought a preliminary injunction against PCA's liquidation plan, on grounds that the trustees' approval of a plan which would result in PCA shareholders receiving less than the price offered in the tender offer constituted a breach of fiduciary duty and that the liquidation plan should be approved by PCA shareholders. On March 26, 2007, the Massachusetts Superior Court rejected the Mildred Trust's request for a preliminary injunction against the PCA liquidation plan, and, as a result, the Mildred Trust was forced to withdraw its tender offer, which could not be closed given that trading in PCA's shares was to be halted prior to the time the tender offer expired.

     The Mildred Trust believes that the trustees of the Company will employ a similar strategy to liquidate the Company in response to the Mildred Trust's seeking control of the Company in lieu of submitting the proposed merger of the Company into a Putnam open-end fund to the Company's shareholders. Accordingly, the Mildred Trust does not currently believe it can acquire control of the Company and thus does not anticipate that it will continue to seek control of the Company. Instead, the Mildred Trust may from time to time dispose of all or a portion of the Shares it owns or cease selling Shares. Any such sales of Shares may be in open market, in privately-negotiated transactions or otherwise, and will depend upon the Mildred Trust's evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Company's equity securities, including the Shares in the market, effective yield on the Shares or other equity securities, availability of funds, alternative uses of funds, leveraged assets, money, stock market and general economic conditions).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     No change except for the addition of the following:

     On March 9, 2007, the Mildred Trust entered into agreements with Karpus Management, Inc. concerning voting of the Shares acquired by the Mildred Trust. A copy of the Form of Durable Power of Attorney by and between Stephen C. Miller and Joel L. Terwilliger, acting as attorneys for the Mildred Trust, and Karpus Investment Management, Inc. and the Form of Irrevocable Proxy granted by Karpus Investment Management, Inc. to Stephen C. Miller and Joel L. Terwilliger, acting as attorneys for the Mildred Trust are filed as Exhibits 3 and 4 to this statement and incorporated herein by this reference.

Item 7. Material Filed as Exhibits.

     No change except for the addition of the following:

     Exhibit 3 Form of Durable Power of Attorney by and between Stephen C. Miller and Joel L. Terwilliger, acting as attorneys for the Mildred Trust, and Karpus Investment Management, Inc.

     Exhibit  4  Form  of  Irrevocable   Proxy  granted  by  Karpus   Investment
Management, Inc. to Stephen C. Miller and Joel L. Terwilliger, acting as attorneys for the Mildred Trust.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 26, 2007


/s/ Stewart R. Horejsi
Stewart R. Horejsi

/s/ Stephen C. Miller
Stephen C. Miller as President of Badlands Trust
Company, LLC, trustee of the Mildred B. Horejsi Trust

                                    EXHIBIT 3
                        Durable General Power of Attorney


                        DURABLE GENERAL POWER OF ATTORNEY

                          NEW YORK STATUTORY SHORT FORM

               THE POWERS YOU GRANT BELOW CONTINUE TO BE EFFECTIVE
                    SHOULD YOU BECOME DISABLED OR INCOMPETENT

(CAUTION: THIS IS AN IMPORTANT DOCUMENT. IT GIVES THE PERSON WHOM YOU DESIGNATE (YOUR "AGENT") BROAD POWERS TO HANDLE YOUR PROPERTY DURING YOUR LIFETIME, WHICH MAY INCLUDE POWERS TO MORTGAGE, SELL OR OTHERWISE DISPOSE OF ANY REAL OR PERSONAL PROPERTY WITHOUT ADVANCE NOTICE TO YOU OR APPROVAL BY YOU. THESE POWERS WILL CONTINUE TO EXIST EVEN AFTER YOU BECOME DISABLED OR INCOMPETENT. THESE POWERS ARE EXPLAINED MORE FULLY IN NEW YORK GENERAL OBLIGATIONS LAW, ARTICLE 5, TITLE 15, SECTIONS 5-1502A THROUGH 5-1503, WHICH EXPRESSLY PERMIT THE USE OF ANY OTHER OR DIFFERENT FORM OF POWER OF ATTORNEY. THIS DOCUMENT DOES NOT AUTHORIZE ANYONE TO MAKE MEDICAL OR OTHER HEALTH CARE DECISIONS. YOU MAY EXECUTE A HEALTH CARE PROXY TO DO THIS. IF THERE IS ANYTHING ABOUT THIS FORM THAT YOU DO NOT UNDERSTAND, YOU SHOULD ASK A LAWYER TO EXPLAIN IT TO YOU.)

THIS is intended to constitute a DURABLE  GENERAL POWER OF ATTORNEY  pursuant to
Article 5, Title 15 of the New York General Obligations Law:

I, George Karpus, President of Karpus Management Inc. d/b/a Karpus Investment Management ("KIM"), do hereby appoint:

     Stephen C. Miller and Joel L. Terwilliger, 2344 Spruce Street, Suite A, Boulder, CO 80304

     (If 1 person is to be appointed agent, insert the name and address of your agent above)

(If 2 or more persons are to be appointed agents by you insert their names and addresses above) my attorney(s)-in-fact TO ACT

(If more than one agent is designated, choose one of the following two choices by putting your initials in one of the blank spaces to the left of your choice:)

(GK) Each agent may SEPARATELY act.

(___) All agents must act TOGETHER.
            (If neither blank space is initialed, the agents will be required to act TOGETHER)

IN MY NAME, PLACE AND STEAD in any way which I myself could do, if I were personally present, with respect to the following matters as each of them is defined in Title 15 of Article 5 of the New York General Obligations Law and to the extent that I am permitted by law to act through an agent. (DIRECTIONS:
Initial in the blank space to the left of your choice any one or more of the following lettered subdivisions as to which you want to give your agent authority. If the blank space to the left of any particular lettered subdivision is NOT initialed, NO AUTHORITY WILL BE GRANTED for matters that are included in that subdivision. Alternatively, the letter corresponding to each power you wish to grant may be written or typed on the blank line in subdivision "(Q)", and you may then put your initials in the blank space to the left of subdivision "(Q)" in order to grant each of the powers so indicated)


(___)       (A) real estate transactions;

(___)       (B) chattel and goods transactions;

(___)       (C) bond, share and commodity transactions;

(___)       (D) banking transactions;

(___)       (E) business operating transactions;

(___)       (F) insurance transactions;

(___)       (G) estate transactions;

(___)       (H) claims and litigation;

(___)       (I) personal relationships and affairs;

(___)       (J) benefits from military service;

(___)       (K) records, reports and statements;

(___)       (L) retirement benefit transactions;

(___) (M) making gifts to my spouse, children and more remote descendants, and parents, not to exceed in the aggregate $12,000 to each of such persons in any year;

(___)       (N) tax matters;

(___)       (O) all other matters;

(___) (P) full and unqualified authority to my attorney(s)-in-fact to delegate any or all of the foregoing powers to any person or persons whom my attorney(s)-in-fact shall select;

(___)       (Q) each of the above matters identified by the following letters:

(GK) To vote the shares (the "Shares") of Common Stock, par value $0.001 per share, of Putnam New York Investment Grade Municipal Trust, a Massachusetts business trust with the ticker symbol "PMN" (the "Fund") which KIM is entitled to vote at the May 15, 2007 Special Meeting of Shareholders (and any postponements or adjournments thereof) or any other meeting, general or special, of the shareholders of the Fund that is held after the date hereof and the record date for which was prior to the date hereof (collectively, the "Meeting"), and sign on KIM's behalf proxy cards relating to the Shares and the Meeting.

(Special provisions and limitations may be included in the statutory short form durable power of attorney only if they conform to the requirements of Section 5-1503 of the New York General Obligations Law.)

     This durable power of attorney shall not be affected by my subsequent disability or incompetence. If every agent named above is unable or unwilling to serve, I appoint to be my agent for all purposes hereunder.

TO INDUCE ANY THIRD PARTY TO ACT HEREUNDER, I HEREBY AGREE THAT ANY THIRD PARTY RECEIVING A DULY EXECUTED COPY OR FACSIMILE OF THIS INSTRUMENT MAY ACT HEREUNDER, AND THAT REVOCATION OR TERMINATION HEREOF SHALL BE INEFFECTIVE AS TO SUCH THIRD PARTY UNLESS AND UNTIL ACTUAL NOTICE OR KNOWLEDGE OF SUCH REVOCATION OR TERMINATION SHALL HAVE BEEN RECEIVED BY SUCH THIRD PARTY, AND I FOR MYSELF AND FOR MY HEIRS, EXECUTORS, LEGAL REPRESENTATIVES AND ASSIGNS, HEREBY AGREE TO INDEMNIFY AND HOLD HARMLESS ANY SUCH THIRD PARTY FROM AND AGAINST ANY AND ALL CLAIMS THAT MAY ARISE AGAINST SUCH THIRD PARTY BY REASON OF SUCH THIRD PARTY HAVING RELIED ON THE PROVISIONS OF THIS INSTRUMENT.

     THIS DURABLE GENERAL POWER OF ATTORNEY MAY BE REVOKED BY ME AT ANY TIME.

     IN WITNESS WHEREOF I have hereunto signed my name this 9th day of March, in the year 2007.

                          (YOU SIGN HERE:) = = > /s/ George Karpus
                                                --------------------------------
                                                By:  George Karpus
                                                Title: President, KIM

STATE OF NEW YORK, COUNTY OF MONROE ss.:

On the 9th day of March in the year 2007, before me, the undersigned, personally appeared, George Karpus, President of KIM, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person on behalf of which the individual(s) acted, executed the instrument.

[NOTE: if the acknowledgment of the principal is taken outside NY State, please enter the name of the State or country in the caption above. In such case, the following lines are added to and made a part of this acknowledgment:

and that such individual made such appearance before the undersigned in the (insert the city or other political subdivision and the State or country or other place the acknowledgment was taken)]


                                             --------------------------------
                                             (Notary Public)

                                    EXHIBIT 4
                                Irrevocable Proxy
                                IRREVOCABLE PROXY

     Karpus Management Inc. d/b/a Karpus Investment Management ("KIM") does hereby appoint Stephen C. Miller and Joel L. Terwilliger, and each of them, with full power of substitution in the premises, to vote all of the shares (the "Shares") of Common Stock, par value $0.001 per share, of Putnam New York Investment Grade Municipal Trust, a Massachusetts business trust with the ticker symbol "PMN" (the "Fund") which KIM is entitled to vote at the May 15, 2007 Special Meeting of Shareholders (and any postponements or adjournments thereof) or any other meeting, general or special, of the shareholders of the Fund that is held after the date hereof and the record date for which was prior to the date hereof (collectively, the "Meeting").

The proxy granted herein shall be irrevocable, shall be deemed to be coupled with an interest and shall revoke all prior proxies granted by KIM with respect to the Shares. KIM shall deliver to the proxies named all materials subsequently received by KIM with respect to the Meeting necessary or incidental to exercise the proxy.


KIM shall not grant any proxy to any person which conflicts with the proxy granted herein and any attempt to do so shall be void.


Dated:  March 9, 2007

                                     /s/ George Karpus
                                     -------------------------------------------
                                     By:        George Karpus
                                     Title:     President